Exhibit 10.1

PURCHASE AND ASSUMPTION AGREEMENT

This PURCHASE AND ASSUMPTION AGREEMENT (the “Agreement”) is made as of the 24th day of April, 2006, between AmSouth Bank, an Alabama banking corporation having its principal office in Birmingham, Alabama (“Seller”), and Heritage Bank, a federal savings bank, having its principal office in Hopkinsville, Kentucky (“Purchaser”):

W I T N E S S E T H:

WHEREAS, Seller desires, upon the terms and conditions hereinafter set forth, to sell certain assets and assign certain deposit and other liabilities of certain of its branch offices and other operations located in the State of Tennessee (collectively, the “Branches”); and

WHEREAS, Purchaser desires to purchase certain assets and assume certain deposit and other liabilities of or associated with the Branches upon the terms and conditions hereinafter set forth:

NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants and provisions contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1.

1.1 Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) shall be on a Thursday and shall occur within thirty (30) days after the date on which Purchaser has received all approvals of federal and/or state regulatory authorities necessary for Purchaser to consummate such transactions (or the expiration date of any applicable waiting period in connection with such regulatory approvals) and the receipt of all other required approvals, or such other time or date as may be mutually agreed to by the parties (the “Closing Date”); provided that both parties shall use their best efforts to close on and no later than June 29, 2006. The Closing shall be held at the offices of Seller in Birmingham, Alabama or such other location as may be mutually agreed to by the parties.

1.2 Purchase of Assets. Seller agrees, subject to Section 1.3 and the other terms and conditions of the Agreement, to transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and receive from Seller, on the Closing Date the following assets, properties and rights (the “Assets”):

(a) all loans attributed to the Branches as of the Closing Date, together with all security interests, liens, mortgages, guaranties and collateral related thereto, at their respective then outstanding principal amounts, which reflect any writedowns arising from adverse classifications, together with accrued interest thereon and accrued late fees, excluding loan loss reserves and general reserves (the “Loans”); provided, however, the Loans shall not include any loans described in Section 1.2(b) below (the “Excluded Loans”), and also provided the parties to this transaction may be required to share participation in certain loans described in Section 1.2(b) below (the “Participation Loans”);

(b) Notwithstanding the provisions of Section 1.2(a) above, the Loans shall not include:

(1)	nonaccruals (which term shall include loans which the collateral securing same has been repossessed or in which collection efforts have been instituted or claim and delivery or foreclosure proceedings have been filed);

(2)	loans 90 days or more past due;

(3)	loans in connection with which the borrower has filed a petition for relief under the United States Bankruptcy Code prior to the Closing Date; or

(4)	loans not consistent with Purchaser’s underwriting standards or loans rated substandard or below in either Seller’s or Purchaser’s risk rating system.

Purchaser shall have 35 days from the Closing to notify Seller in writing that any Loan should have been excluded at the Closing under this Section 1.2(b) in Purchaser’s sole discretion. Upon receiving such notice, Seller agrees to promptly repurchase any such Loan for an amount equal to the outstanding principal balance thereof reflected on the closing statement (net of any payments or collections thereon);

In addition to the foregoing, in the event that a particular loan or loans which are to be transferred as a part of the Loans exceed Purchaser’s legal lending limit of $7.5 million, Purchaser and Seller shall share participation in such loan or loans so as to permit Purchaser to acquire such loans consistent with its legal lending limits, for a period not to exceed 18 months after the Closing;

(c) all overdrafts associated with deposit liabilities transferred under Section 1.4, limited to those less than 30 days old;

(d) all of Seller’s rights as lessee under any and all assignable leases pertaining to or associated with the Branches, including ground leases, together with all leasehold improvements on any leased real property (the “Leased Property”), as listed on Exhibit 1.2(d) (the “Leases”);

(e) all of Seller’s right, title and interest in and to equipment pertaining to the Branches under leases not assigned to Purchaser as listed on Exhibit 1.2(e) (the “Equipment”), at either the purchase price for the equipment set forth under the terms of the applicable lease, or, where such applicable lease is silent, at the residual value of the equipment as determined by the lessor, subject in either case to the termination or release of the applicable leases in respect to the Equipment;

(f) all of Seller’s right, title and interest in and to personal property, furniture, fixtures and equipment, together with any manufacturer’s warranties or maintenance or service agreements thereon which are in effect on the Closing Date and are assignable to Purchaser, located at or used in operation of the Branches and owned by Seller (exclusive of those items referred to in Section 1.3), as listed on attached Exhibit 1.2(f) (the “Fixed Assets”). To the extent such information is available to Seller, Exhibit 1.2(f) shall indicate which Fixed Assets are to be transferred with manufacturers’ warranties or maintenance or service agreements;

(g) all other Fixed Assets as listed on attached Exhibit 1.2(g) to be provided at the Closing (the “Other Fixed Assets”), at a liquidation value reasonably determined by Seller; provided that such liquidation value shall not exceed One Hundred Thousand Dollars ($100,000);

(h) all petty cash, ATM cash and vault cash maintained at the Branches on the Closing Date, the exact amounts of which will be certified by the Controller of Seller or his/her designee as of the Closing Date;

(i) all rights to the extent assignable of Seller in, to and under any vendor single interest insurance or other insurance on collateral transferred to the Purchaser with the Loans, as identified or listed on attached Exhibit 1.2(i);

(j) all safe deposit contracts and leases for the safe deposit boxes located at the Branches, as listed on attached Exhibit 1.2(j); and

(k) all of Seller’s right, title and incidents of interest in and to the real property owned, as of the Closing Date, in connection with the operations of the Branches, as listed on attached Exhibit 1.2(k) (the “Real Property”).

1.3 Assets Not Sold. The following are expressly excluded from the Assets (the “Excluded Assets”):

(a) Seller’s trademarks, tradenames, medallion program stamps, signs, logos and proprietarily marked stationery, forms, labels, shipping materials, brochures, advertising material and similar property;

(b) the right of Seller or its affiliates to receive income relating to annuities or other investment products sold by Seller to customers of the Branches, including, without limitation, any “AmSouth Investment Services” products;

(c) any trust accounts located and administered at the Branches (the “Trust Accounts”); and

(d) any other assets listed on Exhibit 1.3 attached hereto and made a part hereof.

1.4 Assumption of Liabilities. Purchaser agrees that on and after the Closing Date, subject to Section 1.5 and the other terms and conditions of this Agreement and as consideration for the aforesaid transfer, conveyance and delivery:

(a) it will assume and discharge and pay all liabilities and obligations of Seller relating to the deposits (as defined in 12 U.S.C. Section 1813(l)) which are booked to the

Branches, and the related deposit accounts located at the Branches, including any related sweep accounts, whether represented by collected or uncollected funds, including, without limitation, all savings, checking and certificate accounts together with accrued interest, attributed on the records of Seller to the Branches as of the Closing Date (the “Deposits” or “Deposit Liabilities”), the exact balances and accrued interest on which shall be certified by the Controller of Seller or his/her designee as of the Closing Date;

(b) it will assume and thereafter fully and timely perform and discharge, in accordance with their terms, all of the liabilities and obligations of Seller under the Loans arising on and after the Closing Date;

(c) it will assume and thereafter fully and timely perform and discharge, in accordance with their terms, all of the liabilities and obligations of Seller under the Leases arising on and after the Closing Date;

(d) it will assume and thereafter fully and timely perform and discharge, in accordance with their terms all safe deposit contracts and leases for the safe deposit boxes located at the Branches as of the Closing Date;

(e) it will assume and thereafter fully and timely perform and discharge, in accordance with their terms, all of the liabilities and obligations of Seller respecting the Real Property, arising on or after the Closing Date; and

(f) it will continue the operation of the Branches.

No assurance can be given by Seller that the present customers of the Branches will become or continue to be customers of Purchaser, the same being at the sole discretion of such customers. During the period between execution of this Agreement and the Closing Date, Seller shall continue to conduct the business of the Branches, including without limitation, the pricing and rates of the Deposits and the production and administration of the Loans, substantially in the manner as heretofore conducted, as contemplated by Article 5 hereof.

1.5 Liabilities Not Assumed. It is expressly understood and agreed that, except as set forth in Section 1.4 or otherwise in this Agreement, along with the exhibits and schedules hereto, Purchaser is not assuming any of the debts, obligations or liabilities of Seller of any kind and nature whatsoever. In addition, Purchaser does not assume the following liabilities or obligations of the Seller:

(a) any securities brokerage account or dealer reserve account maintained by Seller for a customer attributed to the Branches;

(b) any deposit accounts designated as closed status as of the Closing Date, and any deposit account attributed to the Branches as of the Closing Date which is subject to any order, agreement or encumbrance that in any way restricts the payment of funds representing such account on the order of the depositor;

(c) any liability or obligation arising out of a Trust Account;

(d) any liability associated with cashier’s checks or other official bank checks and traveler’s checks issued by Seller at any of the Branches prior to the Closing Date;

(e) any liability of Seller for any losses or liabilities due to or arising from forgery, fraud, defalcation, or any other improper act or omission occurring on or before the Closing Date;

(f) any liability of Seller for any unfair employment practices by Seller occurring on or before the Closing Date (such as wrongful termination or employment discrimination);

(g) any liability or obligation of Seller arising out of any threatened or pending litigation, or any liability with respect to personal injury or property damage claims arising from events occurring on or before the Closing Date; and

(h) any other liabilities set forth on Exhibit 1.5(h) attached hereto and made a part hereof.

1.6 Safe Deposit Business.

(a) As of the Closing Date, Purchaser will assume and discharge Seller’s obligations with respect to the safe deposit box business at the Branches in accordance with the terms and conditions of contracts or rental agreements related to such business, and Purchaser will maintain all facilities necessary for the use of such safe deposit boxes by persons entitled to use them.

(b) As of the Closing Date, Seller shall transfer the records related to such safe deposit box business to Purchaser, and Purchaser shall maintain and safeguard all such records and be responsible for granting access to and protecting the contents of the safe deposit boxes at the Branches.

(c) Safe deposit box rental payments (not including late payment fees) collected by Seller before the Closing Date shall be prorated as of the Closing Date.

1.7 Documentation of Assumption. On the Closing Date Purchaser shall deliver to Seller an undertaking satisfactory in form and substance to counsel for Seller and counsel for Purchaser, under which Purchaser will assume and agree to perform, discharge and pay the obligations and liabilities assumed by Purchaser pursuant to this Agreement. An acceptable form of such undertaking is attached as Exhibit 1.7 hereto and made a part hereof.

1.8 Assumption Subject to Certain Terms. The liabilities being assumed by Purchaser pursuant to this Agreement shall be assumed subject to the terms and conditions of deposit and other written agreements relating thereto and the laws, rules and regulations applicable thereto.

1.9 Payment. In consideration of the assumption by Purchaser of the Deposit Liabilities, Seller shall pay Purchaser by wire transfer of immediately available funds on the first business day following the Closing Date an amount equal to the Deposit Liabilities determined in accordance with Section 1.4(a) hereof reduced by the sum of:

(i) the principal amount of the Loans net of unearned income and excluding loan loss and general reserves as of the Closing Date as shown on the books of Seller,

(ii) an amount for the Fixed Assets representing the net book value of the Fixed Assets shown on the books and records of Seller as of the Closing Date,

(iii) the liquidation value of the Other Fixed Assets as determined by Seller, subject to the limitation set forth in Section 1.2(g),

(iv) the face amount of the petty or vault cash maintained at the Branches determined in accordance with Section 1.2(f) hereof,

(v) interest receivable on the Loans and other assets transferred by Seller to Purchaser hereunder,

(vi) the purchase price or, if applicable, the residual value of the Equipment,

(vii) an amount for the Real Property and the Leased Property representing the land value of the Real Property and the Leased Property shown on the books and records of Seller as of the Closing Date,

(viii) $5,000 in consideration for providing the notification of changes contemplated by Section 2.8(e) hereof, and

(ix) 10% of the Deposit Liabilities,

and such payment formula shall be further adjusted in accordance with Section 1.10. In the event the preceding formula produces a negative number, the absolute value of such amount shall be paid by Purchaser to Seller by wire transfer on the Closing Date and Seller shall have no obligation to make any payment to Purchaser. The payment formula referred to above is for the sole purpose of determining the amount of cash transferable at the Closing Date and shall not constitute an allocation of the purchase price for the Branches to any particular asset being transferred or liability being assumed.

1.10 Pro-Rata Adjustment of Income and Expenses. All rents, utility payments, real and personal property taxes and similar expenses and charges relating to the physical plant of the Branches, and the Federal Deposit Insurance Corporation (“FDIC”) premium and other expenses relating to the Deposit Liabilities assumed and/or the operation of the Branches, shall be pro-rated between the parties as of the Closing Date on the basis of a 365-day year. To the extent any such item has been prepaid by Seller for a period extending beyond the Closing Date, there shall be a proportionate monetary adjustment in favor of Seller. Any unearned noninterest income associated with the Branches, except as provided in Section 1.3(b) or otherwise specifically provided in this Agreement, shall also be adjusted pro rata between the parties as of the Closing Date. Any expense relating to the Branches which arises on and after the Closing Date will be paid by Purchaser.

1.11 Allocation of Purchase Price. (a) The purchase price and liabilities assumed by Purchaser pursuant to Section 1.4 hereof shall be allocated on an allocation schedule to be agreed upon by Purchaser and Seller within 30 days after the Closing Date. This allocation is intended to comply with the allocation method required by Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). Purchaser and Seller shall cooperate to comply with all substantive and procedural requirements of Section 1060 and any regulations thereunder, and the allocation shall be adjusted if and to the extent necessary to comply with the requirements of Section 1060.

(b) The parties agree to file their federal income tax returns and their other tax returns (including any forms or reports required to be filed pursuant to Section 1060 of the Code or any provisions of state and local law) reflecting the allocation schedule and shall take no position contrary thereto unless required to do so pursuant to a determination (as defined in Section 1313(a) of the Code). Purchaser and Seller shall promptly inform each other of any challenge by any taxing authority or other governmental entity to the allocation and agree to consult with and keep each other reasonably informed with respect to the status of and any material discussion, proposal or submission with respect to, any challenge.

ARTICLE 2.

ADDITIONAL OBLIGATIONS OF PURCHASER AND SELLER

2.1 Regulatory Approvals.

(a) Purchaser shall, within 10 days following the date of this Agreement, prepare and file all applications, as required by law, with the appropriate federal and/or state regulatory authorities for approval to purchase the Assets and assume the liabilities and obligations of Seller being assumed hereunder, to establish a branch at the location of each of the Branches and to effect in all other respects the transactions contemplated hereby (the “Governmental Approvals”). Purchaser agrees to (i) make draft copies of the applications (except for any confidential portions thereof) available to Seller and its counsel on request, (ii) process the applications in a diligent manner and on a priority basis, (iii) request confidential treatment by the appropriate federal and/or state regulatory authorities of all non-public information submitted in the applications, (iv) provide Seller and its counsel promptly with a copy of the applications as filed (except for any confidential portions thereof) and all notices, orders, opinions, correspondence and other documents with respect thereto, and (v) use its best efforts to obtain all Governmental Approvals. Purchaser and Seller agree to cooperate and use their best efforts to obtain all consents and approvals of all third parties and to do all things necessary to consummate the transactions contemplated by this Agreement.

(b) Seller shall, as soon as is practicable, notify the proper regulatory authorities of its intent to terminate operation of the Branches and to consummate the transactions contemplated hereby and thereafter shall (i) comply with the normal and usual requirements imposed by such authorities applicable to effectuate such transactions and (ii) use its good faith efforts to obtain any required permission of such regulatory authorities to cease operating the Branches.

2.2 Full Access. Seller shall afford to the officers and authorized representatives of the Purchaser, upon prior notice, access to the properties, books and records directly related to the Branches in order that Purchaser may have full opportunity to make reasonable investigations, at Purchaser’s sole expense, at reasonable times without interfering with the Branches’ normal business and operations, or the affairs of Seller directly related to the Branches, and the officers of Seller shall furnish Purchaser with such additional financial and operating data and other information as to its business, operations and properties at the Branches as Purchaser may, from time to time, reasonably request and as shall be available including, without limitation, information required for inclusion in all governmental applications necessary to effect the transactions contemplated hereby. Purchaser shall indemnify Seller from and against all costs, damages, claims and liabilities, including reasonable attorneys fees, arising out of the negligence of Purchaser or its agents or employees in conducting such investigations. Nothing in this Section 2.2 shall be deemed to require Seller to breach any obligation of confidentiality or to reveal any proprietary information, trade secrets or marketing or strategic plans.

2.3 Confidentiality. Purchaser will hold, and will cause its officers, directors, employees and agents to hold, in strict confidence and not disclose to any other person or entity without the prior written consent of Seller (a) the terms of this Agreement and (b) all information received by Purchaser from or with respect to the Seller in connection with this Agreement and the transactions contemplated hereby, except such information (i) as may be otherwise publicly available otherwise than through the wrongful dissemination of such information by Purchaser or its officers, directors, employees or agents, (ii) as may be required to be disclosed by applicable law, or (iii) as required to obtain the Government Approvals. Seller and Purchaser agree that neither shall make any public announcement or public comment in any form whatsoever regarding this Agreement or the transactions contemplated herein, except as is required by applicable law, without obtaining the prior approval of the other party. In addition to the foregoing, Seller and Purchaser are parties to a separate confidentiality agreement relating to the Branches and the transactions contemplated hereby which shall remain binding upon the parties and in full force and effect in accordance with its terms.

2.4 Conversion of Accounts; Transfer and Delivery of Assets and Deposit Liabilities. Prior to the Closing Date, Seller and Purchaser shall cooperate with each other and shall use their reasonable best efforts (consistent with their internal day-to-day operations) in order to cause the timely transfer of information concerning the Assets and the Deposit Liabilities which is maintained on Seller’s data processing system so that Purchaser can incorporate such information into Purchaser’s data processing system no later than the opening of business on the business day following the Closing Date.

To this end, Seller shall provide to Purchaser or Purchaser’s designee on industry standard magnetic media, the following, so as to enable the parties to prepare for the transfer of information in machine-readable form pertaining to the Loan and Deposit Liabilities, it being expressly understood that such data and magnetic media and tapes shall be in Seller’s standard form for divestiture files, programs, systems and formats:

(i) A file layout description and test media for each category of Loan and Deposit Liability to be furnished within 10 days after the execution and delivery of this Agreement; and

(ii) Test media or tapes to be furnished within 30 days after the execution and delivery of this Agreement.

On the Closing Date, Seller shall:

(a) deliver to Purchaser such of the Assets as shall be capable of physical delivery;

(b) execute, acknowledge and deliver to Purchaser all such endorsements, assignments, bills of sale, deeds (which with respect to the Real Property shall be special warranty deeds) and other instruments of conveyance, assignment and transfer as, in the reasonable judgment of Purchaser, shall be necessary and appropriate to consummate the sale and transfer of the Assets to Purchaser and to vest in Purchaser the legal and equitable title to the Assets, free and clear of all liens and encumbrances, except as otherwise permitted in this Agreement. Purchaser shall be responsible for and shall pay the costs of all title examinations, titling fees, surveys, attorneys’ fees and expenses, recording and similar documentary taxes or costs and transfer fees in connection therewith, including any and all sales and use taxes which are payable or arise as a result of this Agreement or the consummation of the transactions contemplated by this Agreement;

(c) assign, transfer and deliver to Purchaser such of the following records pertaining to the Deposit Liabilities as exist and are available in whatever form or medium is maintained by the Seller:

(i) orders and contracts between the Seller and depositors at the Branches and records of similar character, with signature cards delivered as soon as practicable after the Closing, and Seller to provide to Purchaser in the interim research assistance as needed; and

(ii) records of account;

(d) produce a bank statement for each demand deposit account, money market account and savings account transferred and mail the statement to the customer; and

(e) assign, transfer and deliver to Purchaser the promissory notes, security agreements and related agreements and all credit files and information relating to or evidencing all Loans to the extent these agreements or files or materials exist and in whatever form or medium is maintained by Seller, and provide to Purchaser a listing of Loans for which the documentation or credit file associated with such Loans does not include the promissory note, mortgage, deed of trust or security agreement for such Loans.

2.5 Retention of and Access to Files Following the Closing Date.

(a) Purchaser agrees that it will preserve and safely keep, for as long as may be required by applicable law, all of the files, books of account and records referred to in Section 2.4 above for the joint benefit of itself and Seller, and that it will permit Seller or its representatives, at any reasonable time and at Seller’s expense, to inspect, make extracts from or copies of, any such files, books of account or records as Seller shall deem necessary.

(b) In the event that some of Seller’s records concerning the Deposit Liabilities cannot reasonably be segregated from Seller’s records regarding accounts not transferred pursuant to this Agreement, Seller will not deliver such records to Purchaser but will preserve and safely keep such records for as long as may be required by applicable law. Seller will permit Purchaser or Purchaser’s representatives, at reasonable times and at Purchaser’s expense, to inspect, make extracts from or copies of such records which relate to the Deposit Liabilities.

2.6 Safekeeping. Seller agrees to transfer and deliver to Purchaser on the Closing Date all safe deposit box contents, including without limitation, securities, papers, valuables and other items (collectively, “Safekeeping Items”), held by Seller in safekeeping for its customers at the Branches, together with all records relating thereto (in whatever form or medium is maintained by Seller). Purchaser agrees to assume, honor and discharge, from and after the Closing Date, the duties and obligations of Seller with respect to such Safekeeping Items and shall be entitled to any right or benefit arising from such safekeeping business from and after the Closing Date. Purchaser agrees to execute as of the Closing Date a receipt for such Safekeeping Items.

2.7 Employees.

(a) As of the Closing Date, the active employees of Seller who are then assigned to the Branches (including regular part-time employees and employees then on vacation, sick leave, temporary leave of absence for medical purposes or on short-term disability), who are listed on the attached Exhibit 2.7 (the “Employees”) will become employees-at-will of Purchaser and will cease to be employees of Seller. Purchaser agrees to reasonably cooperate with Seller in obtaining an executed release from each such Employee providing that Seller shall not be responsible for any severance claims or obligations for such Employee with respect to any severance plan or policy of Seller. In the event that Purchaser breaches its obligation to employ the Employees, Purchaser shall be obligated to pay any severance benefits to any such Employee (unless such Employee otherwise accepts employment with Purchaser) in accordance with Seller’s severance arrangement set forth in Exhibit 2.7(a). Seller is responsible for the filing of Forms W-2 with the Internal Revenue Service and any required filing with state tax authorities with respect to wages and benefits paid to each such employee for periods ending on or prior to the Closing Date. For a minimum period of one (1) year following the Closing Date, Purchaser agrees to employ the Employees in comparable positions with base cash remuneration (i.e., wages and/or salary), duties and location at the current respective Branch locations, equivalent to their respective levels; provided that such employment shall be subject to termination for good cause.

(b) Purchaser shall grant to the Employees credit for their respective service with Seller (including Seller as successor in interest by merger) for purposes of determining their participation, eligibility and vesting rights, but not for purposes of benefit accrual, in any pension, thrift, profit-sharing, life insurance, disability and other employee benefit plans or programs now or hereafter maintained by or on behalf of Purchaser, and with regard to any medical insurance plan covering Purchaser’s employees, there shall be an open enrollment period for the Employees without regard to any preexisting conditions of such Employees or their dependents.

(c) In accordance with the provisions of the Health Insurance Portability and Accountability Act (“HIPAA”) and the terms of Purchaser’s group health, hospitalization, medical, dental and disability plans (collectively, the “Purchaser’s Plans”), the Employees who become participants in the Purchaser’s Plans shall be given “creditable coverage” credit for their coverage under Seller’s group health, hospitalization, medical, dental and disability plans under the pre-existing condition limitation provisions of the Purchaser’s Plans. In addition, if a condition was not a “pre-existing condition” for a participant in Seller’s group health, hospitalization, medical, dental and disability plans, then it shall not be considered to be a pre-existing condition under the Purchaser’s Plans; provided, however, that if an Employee’s condition is being excluded as a pre-existing condition under the relevant Seller’s plan of the Closing Date, then Purchaser may treat such condition as a pre-existing condition under the relevant Purchaser’s Plan for the period such condition would have been treated as a pre-existing condition under Seller’s plan.

(d) With respect to any Employee on short term disability or temporary leave of absence, upon conclusion of his or her short term disability or temporary leave of absence, subject to the terms and conditions of the applicable plans and policies of Purchaser and applicable law, each Employee on such disability or leave shall receive the salary and vacation benefits effective when he or she went on disability or leave and, to the extent practicable, shall be offered by Purchaser the same or a substantially equivalent position to his or her position with Seller.

(e) Purchaser is not assuming, nor shall it have responsibility for the continuation of, or any liability under or in connection with (i) any employment contract, collective bargaining agreement, plan or arrangement providing for insurance coverage or for deferred compensation (except that which is funded by the bank owned life insurance), bonuses, stock options or other forms or incentive compensation or post-retirement compensation or benefits which are entered into or maintained, as the case may be, by Seller; (ii) any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is subject to any provision of ERISA and is maintained, administered or contributed to by Seller; (iii) any withholding or payroll taxes or penalty related thereto; (iv) any employee benefits; or (v) any other obligation arising prior to or as a result of actions by Seller whether prior to or subsequent to the Closing Date.

(f) This Agreement is not intended to create and does not create any contractual or legal rights in or enforceable by any Employee. Purchaser agrees to obtain prior approval of Seller before sending any communications to any Employee concerning the subject matter of this Section 2.7, which approval shall not be unreasonably withheld. This Agreement may be amended or terminated without liability to any Employee.

2.8 Payment of Items After the Closing Date; ACH Items. Following the Closing Date:

(a) Purchaser agrees to pay in accordance with law and customary banking practices all properly drawn and presented checks, drafts and withdrawal orders presented to the Purchaser by mail, over the counter or through the check clearing system of the banking industry, by depositors related to the Deposit Liabilities, whether drawn on the checks, withdrawal or draft forms provided by Seller or by Purchaser, and in all other respects to discharge, in the usual course of the banking business, the duties and obligations of the Seller with respect to the balances due and owing to the depositors with respect to whom the Purchaser has assumed the Deposit Liabilities. Purchaser’s obligations hereunder to honor checks, drafts and withdrawal orders on forms provided by Seller and carrying its imprint (including name and transit routing number) shall not apply to any such check, draft or withdrawal order presented to Purchaser more than sixty (60) days following the Closing Date.

(b) If any of such depositors, instead of accepting the obligation of Purchaser to pay the Deposit Liabilities, shall demand payment from Seller for all or any part of any such Deposit Liabilities, Seller shall not be liable or responsible for making such payment.

(c) After the Closing, Seller shall be and have the rights and obligations of a “Collecting Bank” or “Intermediary Bank” under Article 4 of the Uniform Commercial Code as adopted in Alabama Code (1975) section 7-4-101 et seq. with respect to items drawn on the accounts transferred which are received by Seller for processing. Items received for processing against the Deposit Liabilities shall be grouped and delivered to Purchaser within the time limits provided by the Uniform Commercial Code in a special cash letter separately identified as “Transferred Accounts Cash Letter.” For purposes of paying Purchaser’s obligations to Seller under this Section 2.8, Purchaser will establish a settlement account with Seller at the Closing Date in a collected amount equal to $100,000, which amount will be maintained by the Purchaser for a period of sixty (60) days following the Closing Date, against which will be (i) debited the checks, returns and items hereafter referred to in this sentence and (ii) charged amounts in accordance with Section 2.8(c) hereof to provide, among other things, for the settlement by Purchaser of checks, returns and items which are presented to Seller within sixty (60) days after the Closing Date and which are drawn on or chargeable to accounts transferred to Purchaser. In order to reduce the continuing charges to Seller through the check clearing system of the banking system which will result from check forms of Seller being used after the Closing Date by the depositors whose accounts are assumed, Purchaser agrees, at its cost and expense, and without charge to such depositors, to notify such depositors immediately after the Closing Date of the Purchaser’s assumption of the Deposit Liabilities and, not more than 5 nor less than 2 calendar days prior to the Closing Date, to furnish each depositor of assumed account with new checks on the forms of the Purchaser reflecting Purchaser’s routing number and with instructions to utilize the Purchaser’s checks and to destroy unused checks of Seller. After the expiration of the 60-day period following the Closing Date, Seller will dishonor checks, drafts or withdrawal orders drawn on the Deposit Liabilities unless Seller and Purchaser agree to extend the 60-day period and extend the provision for a settlement account as necessary. Purchaser agrees to arrange for the transportation directly and pay the expenses of transporting from Seller to Purchaser all checks, drafts, orders of withdrawal, cash letters, magnetic tapes and other items related to Seller’s receipt of items relating to the Deposit Liabilities after the Closing Date. These transportation expenses may be charged against the settlement account of the Purchaser. Seller shall terminate all ACH arrangements relating to the Deposit Liabilities on or prior to the Closing Date.

(d) Purchaser agrees to pay promptly to Seller (i) an amount equivalent to the amount of any checks, drafts or withdrawal orders credited by Seller before the Closing Date to such transferred account that are returned to Seller unpaid after the Closing Date, and (ii) for a period not to exceed thirty (30) days from the Closing Date, an amount equivalent to the amount of any checks, drafts or withdrawal orders credited by Seller after the Closing Date to such transferred account that are returned to Seller unpaid after the Closing Date. Upon receipt thereof, Seller shall immediately forward any such check, draft, withdrawal order or other item to Purchaser, and subject to the time limitations referenced herein, Purchaser shall remit to Seller the amount of any such item(s).

(e) Prior to Closing, Seller and Purchaser will develop a methodology by which ACH items received by the Seller after the Closing will be electronically redirected or forwarded to the Purchaser. Such methodology shall include prompt notification by Seller, on behalf of Purchaser, to ACH originators in order to minimize or eliminate processing of ACH items by the Seller after the Closing. Seller will provide notice and instructions to ACH originators of the changes in routing and entry numbers for the accounts being transferred from Seller to Purchaser. Such notification of changes by Seller on behalf of Purchaser shall be produced and distributed through Seller’s automated systems. In accordance with the procedures and for the time period specified in Section 2.11, Purchaser shall indemnify, hold harmless and defend the Seller from and against all claims, losses, liabilities, demands and obligations, including reasonable attorneys’ fees, arising out of any actions, suits or proceedings commenced after the Closing Date which relate to the delivery by Seller of any of the notification of changes. For 60 days following the Closing Date, the Seller agrees to continue to accept and forward to the Purchaser in a timely manner all ACH entries. The settlement for all ACH items will occur between Seller and Purchaser daily. The Purchaser shall be responsible for processing and responding to any reclamation against Deposit accounts that were transferred to Purchaser and shall be responsible for processing all returns.

In the event that customer account numbers are required to be changed or new account numbers established, Purchaser and Seller shall develop an appropriate methodology to effect such changes in the context of notification changes, and shall mutually agree on an amount or amounts to be paid by Purchaser to Seller for such services. Such amounts shall be in addition to the $5,000 payment provided in Section 1.9(viii) hereof.

(f) Prior to Closing, Seller and Purchaser will develop a methodology by which ACH items received by the Seller after the Closing will be electronically redirected or forwarded to the Purchaser. Such methodology shall include prompt notification by Seller, on behalf of Purchaser, to ACH originators in order to minimize or eliminate processing of ACH items by the Seller after the Closing. Seller will provide notice and instructions to ACH originators of the changes in routing and entry numbers for the accounts being transferred from Seller to Purchaser. Such notification of changes by Seller on behalf of Purchaser shall be produced and distributed through Seller’s automated systems. For 60 days following the Closing Date, the Seller agrees to continue to accept and forward to the Purchaser in a timely manner all ACH entries and corresponding funds. The Seller also agrees to include the originator identification number, and Purchaser agrees to immediately notify and instruct the originator of the ACH to reroute the entries directly to the Purchaser. The Purchaser shall be responsible for processing and responding to any reclamation against Deposit accounts that were transferred to Purchaser.

In the event that customer account numbers are required to be changed or new account numbers established as a result of the notifications and transfers, Purchaser and Seller shall develop an appropriate methodology to effect such changes in the context of notification changes, and shall mutually agree on an amount or amounts to be paid by Purchaser to Seller for such services. Such amounts shall be in addition to the $5,000 payment provided in Section 1.9(viii) hereof.

(g) For the first 30 days after the Closing, Seller will accept and forward to Purchaser ACH items as described above, at no charge to Purchaser in addition to any other clearing items. Beginning on the 31st day after the Closing, and continuing thereafter, Purchaser shall pay Seller $100 per day for each day Seller provides any processing of any ACH item or any other clearing items for the transferred Deposits, Loans or other related accounts. After 60 days after Closing, Seller may discontinue accepting and forwarding ACH entries and return them to the originators marked “Branch or Account Sold to Another Depository Financial Institution.”

2.9 Loan Payments and Information Received After the Closing Date. Following the Closing, and for a period of 60 days after the Closing, Seller agrees to forward promptly to Purchaser:

(a) any payments (properly endorsed without recourse as necessary) which are received by Seller on or after the Closing Date that relate to the Loans and to provide sufficient information so that any such payments may be properly applied to the extent such information is available to Seller;

(b) any notices or other correspondence received on or after the Closing Date that relate to the Loans or other Assets; and

(c) with respect to credit life, credit accident and health policies and on Loans, as applicable:

(i) at the Closing, Seller shall assign all of its right, title and interest in and to all insurance certificates in effect in connection with closed end loans and lines of credit, including the credit life insurance and credit accident and health insurance, and all its right, title, and interest in such policies given as security for the loans. Seller shall notify the appropriate insurance companies that the loans and the respective insurance coverages have been transferred to Purchaser and secure consent thereof to the extent necessary to effect the transfers contemplated hereunder. Seller shall prepare and provide to Purchaser a listing of such loan accounts which shall identify the policies and insurance companies applicable to such accounts. From and after the Closing, Purchaser shall be solely responsible for (A) obtaining from each insurer payment of claims in relation to such insurance in connection with a loan, and (B) any and all refunds of insurance premiums due to be paid under applicable law or the loan documents by Purchaser to a debtor regardless of whether received from any insurer;

(ii) Seller shall transfer to Purchaser at the Closing all unearned premiums (if any) on such policies held by Seller as of the Closing Date, and

(iii) Seller and Purchaser shall, prior to the Closing, agree upon a method by which the Purchaser may avoid rebating from the Purchaser’s own funds the unearned insurance premiums on prepaid Loans without having received from Seller that portion of the premiums held thereon by the Seller but unearned as of the Closing Date.

The parties anticipate developing an appropriate methodology for transferring such items and products and assuming such items and products.

With respect to Section 2.9(a) and Section 2.9(b) hereof, for the first 60 days after the Closing, the Seller will accept and forward to Purchaser any payments, notices or other correspondence that relate to the Loans as described above, at no charge to the Purchaser. Beginning on the 61st day after the Closing, and continuing thereafter, the Purchaser shall pay the Seller $100 per day for each day the Seller provides any processing of any payment, notice or other correspondence that relates to the Loans.

2.10 Seller Identification; Use of Forms; Etc. On the Closing Date, Purchaser shall substitute its name and logo for the name and logo of Seller on all signs at the Branches. Seller shall remove from the premises, at Seller’s expense, all signs which carry the name and logo of Seller as promptly as practicable after the Closing Date. In addition, immediately after the Closing Date, Purchaser will (a) change the name and logo on all documents relating to the Assets and the Deposit Liabilities to Purchaser’s name and logo, (b) notify all persons whose Loans or Deposit Liabilities are transferred under this Agreement of the consummation of the transactions contemplated by this Agreement, and (c) provide all appropriate notices to the Federal Deposit Insurance Corporation and any other regulatory authorities required as a result of the consummation of such transactions. Purchaser agrees not to use any forms or other documents bearing Seller’s or any of its affiliates’ name or logo after the Closing without the prior written consent of Seller, and, if such consent is given, Purchaser agrees that all such forms or other documents to which such consent relates will be stamped or otherwise marked in such a way that identifies the Purchaser as the party using the form or other document. In addition, Purchaser agrees to replace promptly all written or electronic materials bearing Seller’s name and/or logo used in the ordinary course of banking business, including stationary and forms, with written or electronic materials bearing Purchaser’s name and/or logo, including without limitation, new coupon books for Loans.

2.11 Indemnification.

(a) After the Closing Date, Seller shall indemnify, hold harmless and defend Purchaser from and against all claims, losses, liabilities, demands and obligations, including reasonable attorneys’ fees and expenses, arising out of (i) any actions, suits or proceedings commenced before the Closing Date (other than proceedings to prevent or limit the consummation of the transactions contemplated hereby) relating to operations by the Seller at the Branches, (ii) any actions, suits or proceedings commenced on or after the Closing Date but which relate solely to operations at the Branches before the Closing Date, or (iii) the breach by Seller of any agreement contained herein or in any agreement delivered pursuant hereto to be performed by it on or after the Closing Date. It is understood that the obligations of Seller under this Section 2.11(a) shall survive the Closing Date for a period of 24 months as specified in Section 2.11(c). On and after the Closing Date, Purchaser shall maintain in full force and effect a financial institution blanket fidelity bond which provides coverage for losses, including computer crime, on a discovery basis. Notwithstanding anything in (a) above, Seller shall not be responsible for any loss unknown to Seller as of the Closing Date which is discovered after the Closing Date.

(b) Purchaser shall indemnify, hold harmless and defend Seller from and against all claims, losses, liabilities, demands and obligations, including reasonable attorneys’ fees, arising out of (i) any actions, suits or proceedings commenced after the Closing Date which relate to operation of the Branches by Purchaser after the Closing Date, (ii) the breach by Purchaser of any agreement contained herein or in any agreement delivered pursuant hereto to be performed by it on or after the Closing Date and (iii) the Assets, liabilities and obligations transferred to or assumed by Purchaser in connection herewith. To the extent any item which is the subject of any claim, loss, liability, demand or obligation has been prepaid by Seller for a period extending beyond the Closing Date, there shall be a proportionate monetary adjustment in favor of Seller. It is understood that the obligations of Purchaser under this Section 2.11(b) shall survive the Closing Date for a period of 24 months as specified in Section 2.11(c).

(c) A claim for indemnity under Sections 2.11(a) or (b) hereof may be made by the claiming party at any time prior to 24 months after the Closing Date by the giving of written notice thereof to the other party. Such written notice shall set forth in reasonable detail the basis upon which such claim for indemnity is made. In the event that any such claim is made within such 24 month period, the indemnity relating to such claim shall survive until such claim is resolved. Claims not made within such 24 month period shall cease and no indemnity shall be made therefor.

(d) In the event that any person or entity not party to this Agreement shall make any demand or claim or file or threaten to file any lawsuit, which demand, claim or lawsuit may result in any liability, damage or loss to one party hereto of the kind for which such party is entitled to indemnification pursuant to Sections 2.11(a) or (b) hereof, then, after written notice is provided by the indemnified party to the indemnifying party of such demand, claim or lawsuit, the indemnifying party shall have the option, at its cost and expense, to retain counsel for the indemnified party to defend any such demand, claim or lawsuit. In the event that the indemnifying party shall fail to respond within ten business days after receipt of such notice of any such demand, claim or lawsuit, then the indemnified party shall retain counsel and conduct the defense of such demand, claim or lawsuit as it may in its discretion deem proper, at cost and expense of the indemnifying party. In effecting the settlement of any such demand, claim or lawsuit, an indemnified party shall act in good faith, shall consult with the indemnifying party and shall enter into only such a settlement as the indemnifying party shall approve (the indemnifying party’s approval will be implied if it does not respond within five business days of its receipt of the notice of such a settlement offer).

2.12 Right to Intervene. In the event that any claim, protest, suit or other proceeding is instituted or threatened against Purchaser relating to this Agreement, the Deposit Liabilities or the Loans, other Assets or liabilities transferred to or assumed by Purchaser hereunder, Seller shall have the right, at its discretion and expense, to intervene in such matter, and Purchaser hereby agrees to give prompt and prior notice thereof to Seller thereof and consents to such intervention.

2.13 Assumption of Risks.

(a) If the Real Property, Leased Property or buildings or other improvements of one or more of the Branches are destroyed or materially damaged by fire or other casualty prior to the Closing Date and shall not be substantially repaired or replaced or shall not have insurance coverage which in the reasonable determination of Purchaser is sufficient to repair or replace such Real Property, Leased Property or buildings or other improvements, Purchaser shall have the right to terminate this Agreement with regard to the applicable Real Property, Leased Property or buildings or other improvements or to accept the applicable Real Property or Leased Property as damaged together with any rights of Seller under the applicable Leases and all other Assets to receive insurance proceeds or to exercise any other rights of Seller under the applicable Leases and all other Assets following their assignment to Purchaser on the Closing Date.

(b) Effective on the Closing Date, Seller will discontinue any casualty and liability insurance coverage maintained with respect to the premises of the Branches and all Assets. Purchaser shall be solely responsible for all casualty losses and liability claims arising on and after the Closing Date.

(c) Effective on the Closing Date, Seller will discontinue providing any security for persons and property at the Branches and Purchaser assumes all liabilities arising out of injury or damage to persons and property on and after the Closing Date.

(d) On and after the Closing Date, Purchaser shall maintain adequate insurance with respect to the losses described in (b) and (c) above and otherwise with respect to the operation of the Branches.

2.14 Information Reporting. With respect to the Loans and Deposit Liabilities purchased and assumed by Purchaser pursuant to this Agreement, Purchaser shall be responsible for reporting to the customer and to the Internal Revenue Service (and any state or local taxing authority as required) all interest paid or earned during the entire year in which the Closing Date occurs. Seller agrees to provide to Purchaser information about the Deposit Liabilities and Loans up to the Closing Date necessary for Purchaser to comply with the requirements of this Section 2.14 but Seller shall have no responsibility to provide such information to the customer or the Internal Revenue Service or any other person or agency. Purchaser agrees to indemnify Seller for any penalty, interest, claim, fee (including reasonable attorney fees) or other liability or expense which may be imposed upon or asserted against Seller as a result of Purchaser’s failure to timely and accurately report such interest earned or paid by customers on the Deposit Liabilities and Loans, as required by law, unless such failure by Purchaser is due to the Seller’s failure to provide to Purchaser in a timely manner the amount of interest earned or paid by the customers up to the Closing Date. Seller agrees to indemnify Purchaser for any penalty, interest, claim, fee (including reasonable attorney fees) or other liability or expense which may be imposed upon the Purchaser as a result of Purchaser’s failure to timely and accurately report interest earned or paid by customers on the Deposit Liabilities and Loans if Purchaser’s failure is caused by Seller’s failure to provide in a timely manner the amount of interest earned or paid by customers up to the Closing Date or errors in such information provided by Seller to Purchaser.

2.15 No Solicitation by Seller.

(a) For a period of 18 calendar months after the Closing Date, Seller shall not (i) maintain any list of the deposit customers at the Closing Date of the Branches for the purpose of marketing loans or attracting deposits, (ii) specifically target and solicit customers of the Branches using any customer or mailing list which consists primarily of customers of the Branches; provided, however, these restrictions shall not restrict general mass mailings, telemarketing calls, statement stuffers and other similar communications directed to all customers of Seller or Seller’s affiliates, or to the public or newspaper, radio, television or Internet advertisements of a general nature or otherwise prevent Seller from taking such actions as may be required to comply with any applicable federal or state laws, rules or regulations. he foregoing restrictions notwithstanding, Seller and its affiliates may continue existing commercial, trust, mortgage loan, securities sales, and bank card accounts which are normally established and maintained in offices other than the Branches with customers of the Branches, and may solicit such business relationships without restriction after the Closing Date.

(b) In addition, for a period of 12 calendar months after the Closing Date, Seller will not directly solicit for employment or hire any person who is now employed at the Branches and continues to be employed without interruption after the Closing Date (it being understood between the parties that advertising and other recruiting efforts aimed at the general public shall not violate the terms of this Agreement).

2.16 Fiduciary Relationships. When the consent of the trust customers is required, Seller shall use its reasonable efforts to encourage trust customers assigned to the Branches to agree to the assignment of their respective trust agreements to the Purchaser. Purchaser shall perform all of the obligations of Seller arising out of the Trust Accounts; provided that Purchaser is not hereby assuming any liability for any breach under such Trust Accounts or any breach of any fiduciary duty by the Seller that occurs prior to the Closing.

2.17 Environmental Study. Within thirty (30) days after the date of this Agreement, Purchaser may, at Purchaser’s sole cost and expense, obtain a completed Phase I environmental report (“Phase I”) of any and all Real Property and Leased Property, conducted by an independent, nationally recognized environmental investigation and testing firm selected by the Purchaser and reasonably approved by Seller. In the event the Phase I discloses any potential environmental condition that in the reasonable belief of Purchaser warrants further review or investigation, Purchaser shall give notice of the same to Seller within such thirty (30) day period with respect to the specific Real Property or Leased Property. Purchaser shall, subject to other terms and conditions of this Agreement, purchase any and all Real Property and assume Seller’s rights as lessee under the Leased Property for which specific notice is not provided within such thirty (30) day period. Upon giving notice, Purchaser may, within an additional fifteen (15) day period, at one-half of the cost and expense to Purchaser and one-half to Seller, obtain a completed Phase II environmental report (“Phase II”). Purchaser shall, subject to other terms and conditions of this Agreement, purchase any and all Real Property and assume Seller’s rights as lessee under the Leased Property for which (a) the Phase I or Phase II report reveals potential levels of environmental contaminants not in excess of federal and state action limits, or (b) Purchaser shall have been provided confirmation from governmental authorities with applicable jurisdiction that no action is required. If the Phase II report reveals levels of environmental contaminants in excess of federal and state action limits on any Real Property or Leased Property, Purchaser may purchase said Real Property and assume Seller’s rights as lessee under the Leased Property on terms and conditions mutually agreeable to Purchaser and Seller. In the event that Purchaser and Seller fail to reach such agreement within sixty (60) days of the date of this Agreement, Purchaser may, in its sole discretion, lease any such Real Property or Leased Property on market terms mutually agreeable to Purchaser and Seller, but Purchaser shall not have any obligation to lease such Real Property or Leased Property. Purchaser and its employees, agents and representatives shall hold all contents of any Phase I or Phase II reports confidential and disclose the contents thereof only with the prior written consent of the Seller or as may be required under applicable law.

2.18 Communications. During the period from the date of this Agreement to the Closing Date, Purchaser and Seller shall not communicate with the Employees, depositors or customers of the Branches, except as specifically required by the relevant regulatory agencies as part of the approval process, or as specifically provided for herein:

(a) As soon as practicable following the date of this Agreement, Purchaser and Seller shall jointly communicate, at Purchaser’s and Seller’s equal expense, with the Employees, depositors and customers of the Branches advising them of the transactions contemplated by this Agreement. Such communication shall be in form and substance mutually satisfactory to the parties hereto and to any regulatory authorities as may be required by applicable law or regulation. Any and all public announcements or press releases by either party must comply with Section 2.3 of this Agreement.

(b) With the exception of the communications provided for in paragraph (a) above, and in Section 2.7 of this Agreement (to the extent necessary to convey an offer of employment), Purchaser may not communicate with the Employees, depositors and other customers of the Branches without the prior written consent of Seller, and any such communications shall be in form and substance mutually satisfactory to the parties hereto and to any regulatory authorities as may be required by applicable law or regulation. Any such permitted communications may not interrupt or interfere with the normal operations of the Branches, and shall be at Purchaser’s sole cost and expense.

(c) In addition to the communications provided for in paragraph (a) above, Seller at its own cost and expenses may communicate with the Employees, depositors and other customers of the Branches at such times and in such form and substance mutually satisfactory to the parties hereto and to any regulatory authorities as may be required by applicable law or regulation.

ARTICLE 3.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

Seller hereby represents and warrants to Purchaser as follows, which representations and warranties shall not survive the Closing Date:

3.1 Corporate Organization. Seller is a banking corporation duly organized, validly existing and in good standing under the laws of Alabama. Seller has the corporate power and authority to own or lease its properties at the Branches, to carry on its business at the Branches as presently conducted, to execute, deliver and perform this Agreement and to effect the transactions contemplated hereby. Seller’s deposits are insured by the FDIC to the maximum extent permitted by law.

3.2 Corporate Authority. The execution and delivery of this Agreement by Seller, and the consummation by Seller of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of Seller. This Agreement and all related agreements executed and delivered by Seller pursuant hereto have been duly executed by Seller and constitute the valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies.

3.3 Assets.

(a) Seller has good and marketable title to the Fixed Assets and Real Estate free and clear of all liens, security interests and mortgages, if any, except for “Permitted Encumbrances.” “Permitted Encumbrances” means, with respect to any Asset, any of the following items: (i) with respect to the Real Property, easements, restrictions, and other matters of record or visible from the ground, applicable zoning and land use laws, building restrictions and all other laws of duly constituted public authorities, grants of public rights of way, standard exceptions in any title insurance policy, matters that would be shown by a survey of the Real Property and any defect in or other exception to title that does not interfere in any material respect with the operation of the Real Property as a retail banking facility; (ii) liens for taxes or assessments that are not yet due and payable and that were incurred in the ordinary course of business; (iii) liens imposed by law, which were incurred in the ordinary course of business and do not secure indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, vendor’s and mechanics liens and other similar liens which do not materially detract from the value of or interfere with the current use of the Assets; and (iv) any other encumbrances, claims, charges, security interests, or liens which do not materially detract from the value of or interfere with the current use of the Assets. Except as contemplated by this Agreement, Seller has not sold, transferred, assigned or pledged any of the Assets.

(b) Seller has not received any written notice of any actual threatened or pending condemnation proceeding relating to the Real Property.

(c) Each Loan is a valid loan enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and to general principles of equity; Seller is the sole owner of each Loan, no participation therein having been sold; the Loan is not pledged or encumbered; the principal balance of the Loan as shown on Seller’s books and records is true and correct as of the last date shown thereon; all Loans (and any notes, other evidences of indebtedness or security agreements associated therewith) are transferred to Purchaser without recourse and without any warranties or representations as to the collectibility of the Loans, the value of the collateral securing the Loans or the creditworthiness of any maker, guarantors or other obligors thereof.

(d) Seller has delivered to Purchaser complete and correct copies of all of the Leases.

(e) The Fixed Assets and leasehold improvements at the Branches are all of the material tangible assets owned or leased by Seller and used by it to conduct the business of the Branches as of the date hereof. The banking equipment which constitutes a part of the Fixed Assets or such leasehold improvements will be received in “AS IS” condition, with no other warranties by Seller as to their condition or future performance, except those warranties related to title.

(f) Seller makes no covenant, representation or warranty as to the suitability of the Fixed Assets, Real Property, Leased Property or leasehold improvements or as to the physical condition thereof for any purpose whatsoever. Purchaser acknowledges that it has inspected or been provided the opportunity to inspect the property, observed its physical characteristics and existing conditions, and has been afforded the opportunity to conduct such investigation and study on and of the Fixed Assets, Real Property, Leased Property and leasehold improvements as it deems necessary for the purpose of acquiring the Fixed Assets, Real Property, Leased Property and leasehold improvements for Purchaser’s intended use, and Purchaser hereby waives, effective as of the Closing Date, any and all objections to or claims with respect to any and all physical characteristics and existing conditions of the Fixed Assets, Real Property, Leased Property and leasehold improvements, including without limitation, any hazardous materials in, at, on, under or related to the Fixed Assets, Real Property, Leased Property and leasehold improvements, subject to the provisions of Section 2.17 hereof. Purchaser further acknowledges and agrees that the Fixed Assets, Real Property, Leased Property and leasehold improvements are to be assigned or sold and conveyed to, and purchased and accepted by, Purchaser in their present condition, “AS IS” and with all faults, subject to the provisions of Section 2.17 hereof. Purchaser hereby assumes the risk that adverse past, present or future physical characteristics and conditions may not have been revealed by its inspection or investigation. Purchaser may undertake such physical inspections and examinations of the Real Property and the Leased Property, and the legal title thereof, including such inspections of the buildings thereon, as Purchaser deems necessary or appropriate. The cost of any such inspections and examinations shall be the responsibility of Purchaser.

3.4 No Violation. Neither the execution and delivery by Seller of this Agreement or any related agreements, nor the consummation by Seller of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Articles of Incorporation or By-Laws of Seller, (ii) any provision of any agreement (except for the Leases) or any other restriction to which Seller is a party or by which Seller or any of its properties is bound, or (iii) any statute, law, decree, regulation or order of any governmental authority once the Governmental Approvals are obtained.

3.5 Loans.

(a) Seller is the sole owner of each of the Loans, with no participation therein having been sold; none of the Loans is pledged to a third party; the principal balance and amount of accrued but unpaid interest and fees of each of the Loans as shown on Seller’s books and records as of the Closing Date will be true and correct; and each of the Loans (and all notes, other evidences of indebtedness, mortgages, loan agreements and security agreements associated therewith) are transferred to Purchaser hereunder without recourse and without any representations or warranties as to the collectibility of the Loans, the value of the collateral securing the Loans or the creditworthiness of any Obligors (as hereinafter defined) of any Loans.

(b) Each of the Loans was made in the ordinary course of business, was not known to be uncollectible at the time it was made, and accrues interest (except for Loans recorded as non-accrual) in accordance with the terms of the Loan. Each Loan to be purchased pursuant to Section 1.2 hereof, was made, funded and remains in material compliance with all applicable laws, orders and regulations. To the knowledge of Seller, the records of Seller regarding all Loans outstanding are accurate in all material respects and the risk classifications for the Loans outstanding are, in the best judgment of the management of Seller, appropriate. To the knowledge of Seller except as may otherwise be indicated in the Loan file, each Loan is the legal, valid and binding obligation of the obligor, maker, co-maker, endorser or debtor (the “Obligors”), subject to bankruptcy, insolvency, fraudulent conveyance and other law of general applicability relating to or affecting creditor’s rights and to general principles of equity, and no defense, offset or counterclaim has been asserted with respect to any such Loan.

3.6 Deposits. To Seller’s knowledge, the balance of each deposit account included in the Deposit Liabilities as shown on Seller’s books and records at the Closing Date will be true and correct. All of the deposits domiciled at the Branches were issued and remain in compliance in all material respects with all applicable laws, orders and regulations and are insured by FDIC to the maximum extent provided in the rules and regulations of the FDIC. Seller has the right to transfer or assign each of the Deposit Liabilities to Purchaser, subject to any pledges, liens, judgments, court order and restrictions on transfer.

3.7 Compliance with Laws. To the knowledge of Seller after due inquiry, the Deposit Liabilities and the Loans were opened, extended or made, and have been maintained in accordance with all applicable federal and state laws, regulations, rules and orders, except for such instances of noncompliance which do not have, and are not reasonably likely to have, a material adverse effect on Seller.

3.8 No Brokers, Etc. Neither Seller nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage, finders’ or similar fees, commissions or expenses in connection with this Agreement or the transactions contemplated hereby.

3.9 Real Estate Matters. With respect to the Real Property and Leased Property, Seller represents and warrants as follows: Seller is currently the owner of the Real Property and lessee of the Leased Property. On the Closing Date, the Real Property shall be conveyed by Seller to Purchaser by special warranty deed free and clear of (i) all mortgages and liens created by Seller and (ii) any other liens created by Seller, but otherwise shall be sold subject to all current ad valorem taxes, applicable zoning ordinances, mineral and mining rights not owned by Seller, matters which would be shown by a survey, matters appearing on Schedules 1.7 or 3.9, and all matters of record at the time of conveyance.

3.10 Limitation of Warranties. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, SELLER EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE FIXED ASSETS, REAL PROPERTY, LEASED PROPERTY OR THE LEASEHOLD IMPROVEMENTS OR WITH RESPECT TO ANY ASSETS BEING TRANSFERRED TO OR LIABILITIES BEING ASSUMED BY THE PURCHASER, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE.

3.11 Covenant Not to Compete. Seller hereby covenants and agrees that following the consummation of this transaction and for a period of eighteen (18) months thereafter, neither it nor any of its affiliates will (a) open a de-novo branch, operate, control or otherwise have an interest in any financial institution, branch or similar facility that has a place of business within Cheatham and Houston Counties (the “Restricted Area”) or (b) establish an electronic funds transfer terminal, of any type or description, within the Restricted Area. Provided, however, that the foregoing shall not be applicable to locations in which Seller is currently operating a banking facility, other than the Branches. Nor shall it, in any way, prevent Seller from merging with another financial institution which operates a banking facility within the Restricted Area or relocating any current branch within the Restricted Area.

3.12 Consent to Integrated Loan Services Agreement Assignment. Seller shall use its reasonable best efforts to obtain the consent of Integrated Loan Services (“ILS”) to Seller’s assignment to Purchaser of the ILS coverage of certain Loans related to the Branches.

ARTICLE 4.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows, which representations and warranties shall not survive the Closing Date:

4.1 Corporate Organization. Purchaser is a federally chartered stock savings bank duly organized, validly existing and in good standing under the laws of the United States. Purchaser has the corporate power and authority to own the Assets being acquired, to assume the liabilities and obligations being assumed hereunder, including, without limitation, the Deposit Liabilities and Leases, to execute, deliver and perform this Agreement and to effect the transactions contemplated hereby. Purchaser’s deposits are insured by the FDIC to the maximum extent permitted by law.

4.2 Corporate Authority. The execution and delivery of this Agreement and all related agreements by Purchaser, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of Purchaser. This Agreement and all related agreements executed and delivered pursuant hereto, including, without limitation, all instruments confirming the assumption by Purchaser of the obligations and liabilities of Seller contemplated hereby, have been duly executed by Purchaser and constitute the valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to general equity principals, which may limit enforcement of certain remedies.

4.3 No Violation. Neither the execution and delivery by Purchaser of this Agreement or any related agreements, nor the consummation by Purchaser of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Federal Stock Charter or Bylaws of Purchaser, (ii) any provision of any agreement or any other restriction to which Purchaser is a party or by which Purchaser or any of its properties is bound, or (iii) any statute, law, decree, regulation or order of any governmental authority once the Governmental Approvals are obtained.

4.4 No Brokers, Etc. Other than arrangements with Hovde Financial, Inc., neither Purchaser nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage, finders’ or similar fees, commissions or expenses in connection with this Agreement or the transactions contemplated hereby.

4.5 Closing and Conversion Dates. Subject to the terms of this Agreement, Purchaser agrees to close the acquisition of the Branches and convert its processing and computer systems on the Closing Date.

4.6 Litigation and Regulatory Proceedings. There are no actions, complaints, petitions, suits or other proceedings, or any decree, injunction, judgment, order or ruling, entered, promulgated or pending or, to Purchaser’s knowledge, threatened against Purchaser or any of its properties or assets which alone, or taken in the aggregate, reasonably would be expected to prevent consummation of the transactions contemplated by this Agreement by Purchaser. No governmental agency has notified Purchaser or any of its affiliates that it would oppose or not approve or consent to the transactions contemplated by this Agreement, and Purchaser knows of no reason for any such opposition, disapproval or nonconsent.

4.7 Consents and Approvals. Except for required regulatory approvals set forth on Schedule 4.7, no consents, approvals, filings or registrations with any third party or any public body, agency or authority are required in connection with Purchaser’s consummation of the transactions contemplated by this Agreement other than what may be required as a result of any acts or circumstances relating solely to the Seller.

4.8 Regulatory Capital and Condition. Purchaser is in compliance with all of its regulatory capital standards as of the date hereof, and has no reason to believe that it will be unable to obtain the required regulatory approvals for the transactions contemplated by this Agreement. As of the date of this Agreement, there is no pending or, to the Purchaser’s knowledge, threatened legal or governmental proceedings against the Purchaser or any of its affiliates that would affect the Purchaser’s ability to obtain the required regulatory approvals or satisfy any of the other conditions required to be satisfied in order to consummate any of the transactions contemplated by this Agreement.

ARTICLE 5.

CONDUCT OF BUSINESS PENDING THE CLOSING DATE

Pending the Closing Date, and except as otherwise consented to by Purchaser:

(a) Seller shall carry on the business of the Branches substantially in the same manner as heretofore, including, without limitation, maintaining Seller’s customary lending and underwriting criteria, and Seller shall not, with regard to the Branches, engage in any activities or transactions outside its ordinary course of business as conducted as of the date hereof except for activities or transactions contemplated by this Agreement, provided however, that Seller need not, in its sole discretion, advertise or promote new or substantially new customer services in the principal market area of the Branches, and further provided that Seller may, but shall not be required to, maintain the current number of Employees at the Branches.

(b) Seller shall use its reasonable best efforts to preserve its business operation as conducted at the Branches, to preserve for Purchaser the good will of its customers and others doing business with the Branches, and to exercise reasonable efforts to cooperate with and assist Purchaser in assuring the orderly transition of such business from Seller to Purchaser. Notwithstanding the foregoing, Seller and Purchaser acknowledge and agree that, if, following the execution of this Agreement, a Branch customer requests that such customer’s deposit or other account relationship remain with Seller and not be transferred to Purchaser, that Seller and Purchaser shall cooperate to transfer such deposit or account relationship to an affiliate of Seller. Nothing herein shall be construed as requiring Seller to engage in any activities or efforts outside the ordinary course of business as presently conducted.

(c) Seller shall not grant any increase in compensation or benefits to the employees or officers of the Branch except as required by law; not pay any bonus except pursuant to provision of the applicable program or plan adopted by Seller’s Board of Directors prior to the date of this Agreement; not enter into or amend any severance agreements with officers at the Branches.

(d) Seller shall not make any change in the interest rates paid with respect to any of the deposits at the Branch unless such rate changes are affected system-wide for those branches in the “Middle Tennessee Region” of Seller.

ARTICLE 6.

CONDITIONS TO PURCHASER’S OBLIGATIONS

The obligations of Purchaser to complete the transactions provided for in this Agreement are conditioned upon the fulfillment, at or before the Closing Date, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser except for the conditions in Section 6.5 which cannot be waived by Purchaser):

6.1 Representations and Warranties True. The representations and warranties made by Seller in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such time.

6.2 Obligations, Covenants and Agreements Performed. Seller shall have performed and complied in all material respects with all obligations, covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

6.3 Certificate of Compliance. Seller shall have delivered to Purchaser a certificate of its President or any Senior Vice President, dated at the Closing Date, certifying to the fulfillment of each of the foregoing conditions.

6.4 No Adverse Litigation. On the Closing Date no action, suit or proceeding shall be threatened or pending against Purchaser or Seller which might reasonably be expected to (i) materially and adversely affect the business, properties, assets and assumed liabilities of the Branches or (ii) materially and adversely affect the transactions contemplated by this Agreement.

6.5 Regulatory Approvals. Purchaser shall have received from the appropriate regulatory authorities all Governmental Approvals (i) of the transactions contemplated hereby and (ii) to operate each of the Branches as a branch of the Purchaser. No Governmental Approval so obtained which is necessary to consummate the transactions contemplated in this Agreement shall be conditioned or restricted in a manner which in the reasonable judgment of Purchaser would have a material adverse effect on Purchaser or Purchaser’s prospects. Seller shall not have been notified by any regulatory authority that the discontinued operation of the Branches by Seller would be a violation of any law, statute, rule or regulation or any policy of any governmental authority.

6.6 Consent to Assignment of Leases. The lessors under the Leases shall have consented, on terms reasonably satisfactory to both Seller and Purchaser, to Seller’s assignment of the Leases to Purchaser, if such consent is required pursuant to the terms of the Leases.

6.7 No Material Adverse Change. From the date of this Agreement until the Closing Date there shall have been no material damage to or destruction of the Branches and the improvements thereto.

6.8 Closing Documents. Seller shall have delivered to Purchaser, in form and substance reasonably satisfactory to Purchaser, all agreements, instruments, documents and certificates executed by Seller as are required by this Agreement to consummate the transactions contemplated hereby.

ARTICLE 7.

CONDITIONS TO SELLER’S OBLIGATIONS

The obligations of Seller to complete the transactions provided for in this Agreement are conditioned upon the fulfillment, at or before the Closing Date, of each of the following conditions (all or any of which may be waived by Seller except for the conditions in Section 7.6 which cannot or will not be waived by Seller):

7.1 Representations and Warranties True. The representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such time.

7.2 Obligations Performed. Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

7.3 Certificate of Compliance. Purchaser shall have delivered to Seller a certificate of its President or any Senior Vice President, dated at the Closing Date, certifying to the fulfillment of each of the foregoing conditions.

7.4 No Adverse Litigation. On the Closing Date no action, suit or proceeding shall be threatened or pending against Purchaser or Seller which might reasonably be expected to materially and adversely affect the transactions contemplated by this Agreement.

7.5 Assumption Agreement. Purchaser shall have executed and delivered to Seller assumption agreements referred to in Section 1.7 satisfactory to Seller and its counsel and Purchaser and its counsel.

7.6 Regulatory Approvals. Purchaser shall have received from the appropriate regulatory authorities all Governmental Approvals (i) of the transactions contemplated hereby and (ii) to operate each of the Branches as a branch of Purchaser. Seller shall not have been notified by any regulatory authority that discontinued operation of the Branches by Seller would be a violation of any statute, regulation or policy of any governmental authority.

7.7 Consent to Assignment of Leases. The landlords under the Leases shall have consented, on terms reasonably satisfactory to both Seller and Purchaser, to Seller’s assignment of the Leases to the Purchaser.

ARTICLE 8.

TERMINATION

8.1 Methods of Termination. This Agreement may be terminated in any one of the following ways:

(a) at any time on or before the Closing Date by the mutual consent in writing of Purchaser and Seller;

(b) on the Closing Date by Purchaser in writing if the conditions set forth in Article 6 of this Agreement shall not have been satisfied or waived in writing by Purchaser;

(c) on the Closing Date by Seller in writing if the conditions set forth in Article 7 of this Agreement shall not have been satisfied or waived in writing by Seller;

(d) at any time on or before the Closing Date by Purchaser or Seller in writing if the other shall have been in breach of any representation or warranty in any material respect (as if such representation or warranty had been made on and as of the date hereof and on the date of the notice of breach referred to below), or in breach of any covenant, undertaking or obligation contained herein and such breach has not been cured by the earlier of thirty (30) days after the giving of notice to the breaching party of such breach or the Closing Date; provided, however, that neither party hereto may terminate this Agreement on account of its own breach hereof;

(e) by either Seller or Purchaser in writing at any time after any of the regulatory authorities has denied the application, notice or request of the Purchaser for approval of the transactions contemplated hereby; and

(f) by Seller or Purchaser in writing if the transactions contemplated hereby are not consummated on or before June 29, 2006, unless extended by a written agreement by Seller and Purchaser, in which case this Agreement shall be null and void, unless the failure of such occurrence is due to the failure of the party seeking to so terminate to perform or observe any of its agreements and conditions set forth herein.

8.2 Procedure Upon Termination. In the event of termination pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate and be null and void upon receipt of such notice immediately or, in the case of Section 8.1(d), upon the passage of thirty (30) days following such notice if no cure of a breach has occurred, unless an extension is consented to by the party having the right to terminate. If this Agreement is terminated as provided herein:

(a) each party will return to the party furnishing the same all documents, work papers and other materials of the other party relating to this transaction, whether obtained before or after the execution hereof, to the party furnishing the same; and

(b) all information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such party or disclosed by such party to third persons.

The requirements of this Section 8.2 shall be deemed to survive the termination of this Agreement.

8.3 Liabilities Upon Termination. In the event of the termination of this Agreement pursuant to the terms and provisions hereof, neither party hereto shall have any liability hereunder of any nature whatsoever to the other, including, without limitation, any liability for monetary damages; provided, however, that (i) the foregoing shall not preclude liability from attaching to a party who has intentionally breached or violated any of the provisions hereof, and (ii) the agreements of the parties hereto with respect to confidentiality contained in Section 2.3 hereof and in the confidentiality agreement executed by the parties.

ARTICLE 9.

MISCELLANEOUS PROVISIONS

9.1 Entire Agreement. This Agreement, the exhibits hereto, the confidentiality agreement and the instruments, agreements, certificates and documents contemplated hereby supersede all other prior or contemporaneous understandings, commitments, representations, negotiations, discussions and agreements, whether oral or written or express or implied, between the parties hereto relating to the matters contemplated hereby and constitute the entire agreement between the parties hereto relating to the transactions contemplated hereby.

9.2 Amendment and Modification. The parties hereto by mutual consent may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing. This Agreement and the Exhibits and Schedules hereto and the confidentiality agreement executed by the parties constitute the entire Agreement of the parties.

9.3 Waiver or Extension. Either party by written instrument signed by its duly authorized officers may extend the time for the performance of any of the obligations or other acts of the other party and may waive (i) any inaccuracies in the representations or warranties contained herein or in any document delivered pursuant hereto or (ii) compliance with any of the undertakings, obligations, covenants or other acts contained herein or in any such documents; provided, however, that neither party may waive the requirement for obtaining the Governmental Approvals.

9.4 Binding Effect; Assignment; Like-Kind Exchange. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned prior to the Closing Date by either of the parties hereto without the prior written consent of the other. Purchaser acknowledges that Seller may engage in a like-kind exchange with respect to the Real Property under Section 1031 of the Internal Revenue Code (the “1031 Exchange”). Purchaser agrees to cooperate with Seller in connection with a 1031 Exchange of the Real Property and consents to the assignment of this Agreement by Seller to a “qualified intermediary” (within the meaning of Section 1.1031(k)-1 of the Treasury Regulations) for purposes of effecting a 1031 Exchange.

9.5 Survival of Representations and Warranties The representations, warranties and conditions set out in this Agreement shall not survive the Closing Date except as expressly provided to the contrary herein or unless the context otherwise requires.

9.6 Payment of Expenses. Except as otherwise specifically provided in this Agreement, each party hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereunder. Except as otherwise expressly provided herein, any expense, fees and costs necessary for any Governmental Approvals or for any notice to depositors of the assumption of the Deposit Liabilities provided for in this Agreement shall be paid by Purchaser.

9.7 Breaches with Third Parties. If the assignment of any material claim, contract, license, lease, commitment, sales order or purchase order (or any material claim or right or any benefit arising thereunder) without the consent of a third party would constitute a breach thereof or materially affect the rights of Purchaser or Seller thereunder, then such assignment is hereby made subject to such consent or approval being obtained.

9.8 Addresses for Notices, Etc. All notices, requests, demands, consents and other communications provided for hereunder and under the related documents shall be in writing and shall be deemed to have been duly given when delivered by hand, by facsimile transmission (confirmed in writing) or by registered or certified mail, postage prepaid, to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto:

If to Seller to:	Gail Stevens
Senior Vice President
AmSouth Bancorporation
AmSouth-Sonat Tower
Strategic Planning
1900 Fifth Avenue North, 14th Floor
Birmingham, Alabama 35203
(205) 326-4072

Copy to:	John D. Buchanan
General Counsel and Secretary
AmSouth Bancorporation
AmSouth/Harbert Plaza
Law Department
1901 6th Avenue North, Suite 920
Birmingham, Alabama 35203

If to Purchaser to:	John E. Peck
Chief Executive Officer
HopFed Bancorp, Inc.
P.O. Box 537 (42241-0537)
2700 Fort Campbell Boulevard
Hopkinsville, Kentucky 42240
(270) 885-1171

Copy to:	Edward B. Crosland, Jr.
Jones, Walker, Waechter, Poitevent, Carrère
& Denègre, L.L.P.
The Watergate, 2600 Virginia Avenue, N.W., Suite 1113
Washington, District of Columbia 20037
(202) 944-1100

9.9 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.10 Headings. The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof.

9.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama, without regard to any applicable conflicts of law provisions thereof, except to the extent that federal law applies.

9.12 Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

9.13 No Third-Party Rights. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto, or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers as of the day and year first written above.

AMSOUTH BANK

By
M. List Underwood, Jr. Its Senior Vice President

ATTEST:

By
Its

[Corporate Seal]

HERITAGE BANK

	By	_________________________________________________
John E. Peck President and Chief Executive Officer

ATTEST:

By
Its

[Corporate Seal]